
07048159

CITY NATIONAL CORPORATION



2006 SUMMARY ANNUAL REPORT

FINANCIAL HIGHLIGHTS

Dollars in thousands, except per share amounts[1]	2006	2005	Percent Change
FOR THE YEAR			
Total revenue	$ 848,453	$ 820,616	3%
Net income	233,523	234,735	(1)
Net income per common share, basic	4.82	4.77	1
Net income per common share, diluted	4.66	4.60	1
Dividends per common share	1.64	1.44	14
AT YEAR-END			
Assets	$ 14,884,381	$ 14,581,860	2%
Securities[2]	3,102,279	4,011,845	(23)
Loans	10,386,005	9,265,602	12
Deposits	12,172,816	12,138,472	–
Shareholders' equity	1,490,915	1,458,008	2
Book value per common share	31.39	29.55	6
AVERAGE BALANCES			
Assets	$ 14,715,583	$ 14,161,272	4%
Securities[2]	3,489,126	4,029,386	(13)
Loans	9,948,363	8,875,358	12
Deposits	11,869,927	11,778,839	1
Shareholders' equity	1,460,863	1,389,731	5
SELECTED RATIOS			
Return on average assets	1.59%	1.66%	(4)%
Return on average shareholders' equity	15.99	16.89	(5)
Tier 1 leverage ratio	8.81	8.82	–
Tier 1 risk-based capital ratio	11.09	12.33	(10)
Total risk-based capital ratio	13.60	15.53	(12)
Period-end shareholders' equity to period-end assets	10.02	10.00	–
Dividend payout ratio, per common share	34.31	30.35	13
Net interest margin	4.58	4.79	(4)
Efficiency ratio	55.98	53.30	5
AT YEAR-END			
Assets under management[3]	$ 27,859,729	$ 19,256,202	45%
Assets under management or administration[3]	48,684,237	39,588,954	23

[1] Certain prior period balances have been reclassified to conform to the current period presentation.
[2] Includes trading account securities.
[3] Excludes $9.1 billion and $7.2 billion of assets under management for the Convergent Capital Management asset managers in which City National held minority ownership interests as of December 31, 2006, and December 31, 2005, respectively.

TO OUR SHAREHOLDERS:


SEC MAIL
RECEIVED
PROCESSING
MAR 1 9 2007
WASH. D.C.
185

In December 2006, *Bank Director* magazine published its annual survey by Sandler O'Neill & Partners of the top 150 U.S. banks and rated City National as the nation's fourth best bank. In fact, we were tied for third place. This recognition is especially meaningful because the survey measures a comprehensive range of performance metrics that reflect the quality, strength and value of City National and ranks us among the very best of the nation's most important banks.



Russell Goldsmith
President and CEO
City National Corporation



Bram Goldsmith
Chairman
City National Corporation

This superior rating and City National's solid performance on nearly every front in 2006 are measures of our company's outstanding combination of colleagues, clients and capabilities, all of which aligned again last year to build long-term value. In 2006, total assets grew to nearly $15 billion, excellent investments were made, credit quality remained outstanding, new products and services were launched, expansion continued, two important acquisitions were announced, our colleagues performed well and costs were contained appropriately. However, earnings per share growth was nominal, due to higher deposit pricing and tighter margin spreads in a flat yield curve environment affecting the entire banking industry, plus additional costs created by the requirement to expense stock options.

In 2006, earnings per share grew to $4.66, up from $4.60 in 2005; net income was $233.5 million on revenue of $848 million.

City National's return on average equity was 15.99 percent; its return on assets was 1.59 percent – both superior performances.

Loan growth was significant. Average loans grew 12 percent and total balances finished the year above $10 billion for the first time. Commercial loans and single-family mortgages led the way, but commercial real estate and construction loans also increased. This strong level of loan growth was achieved without sacrificing credit quality standards and reflects both continued client retention and the addition of new clients.

In 2006, credit quality was again excellent. Loan recoveries exceeded charge-offs and nonperforming assets remained very low. The company required no provision for credit losses and ended the year with reserves amounting to 150 basis points of total loans, which placed City National in the top 10 percent of America's 50 largest banks in this significant category.

Noninterest income grew robustly, up 15 percent from 2005, due in part to the company's acquisition of Independence Investments LLC in May and the continued growth of our asset management affiliates and City National's wealth management division. Earnings tied to trust, investment, brokerage and mutual fund fees grew at double-digit rates. So too did income from our strong international trade finance and foreign currency division. At year-end, noninterest income accounted for about 29 percent of City National's total revenue, up from 25 percent in 2005.

City National's financial condition remains strong. The company's capital position is excellent. Its credit ratings are better than 99 percent of all U.S. banking companies. Standard & Poor's raised the corporation's rating to "A-" in 2006. This year, Moody's raised the corporation's rating to "A1" and the bank's rating to "Aa3".

In January 2007, the company again delivered on its commitment to building long-term shareholder value by raising its cash dividend for the 13th consecutive year. This 12 percent increase brought the annual dividend to $1.84 per share. In addition, in 2006 the corporation repurchased 2.3 million shares of stock at an average cost of $69.01 per share – the most significant stock buy-back investment that our company has ever made in a single year.

Financial strength also enables City National to capitalize effectively upon attractive strategic opportunities like the acquisitions of Independence Investments and Business Bank of Nevada.

Every year presents its own particular challenges, of course, and 2006 was certainly no exception. Like the rest of the banking industry, City National faced higher deposit costs. As a business and private bank with very high levels of demand deposits, City National was particularly affected by this turn of events, as some of our clients shifted some funds from demand deposit accounts into higher-yielding deposit and investment instruments. It is worth pointing out, however, that City National added two dollars in non-equity wealth management assets for every one transferred from core deposits.

QUALITY

Bank Director magazine recently rated City National fourth among the nation's top 150 banks, reflecting the quality, strength and value of this company.

It is also important to note that City National responded to the changing deposit environment and effectively retained and expanded its exceptional client base. In addition, even with the shifts in our funding base, the cost of funds at City National remains significantly lower on average than America's top 50 banks.

At year-end 2006, deposits stood at $12.2 billion, a new high-water mark for City National. Almost half of those deposits were noninterest-bearing, a very high percentage.

Although higher deposit costs reduced City National's net interest income and its average net interest margin to 4.58 percent, this margin is still one of the highest in the banking industry. In the fourth quarter of 2006, short-term interest rates were stable and deposit levels rose. If this signals a trend and our client base continues to expand, as we anticipate, we would expect to see stable to modest deposit growth in 2007.

Quality, Focus and Execution

Bank Director also published an article observing that success in banking is largely the product of *focus* and *execution*. While there are other critical elements, certainly these two qualities have been important ingredients in City National's success for more than 53 years.

City National is *not* all things to all people – and does not try to be. Its capabilities are tailored principally around meeting *all* of the distinct financial needs and objectives – both personal and business – of a specific clientele: professionals, investors, entrepreneurs and their small to mid-size businesses. A combination of things sets City National apart and gives our company an edge over its competitors. These things include City National's value proposition; its expertise in key California industries; its geographic reach in the dynamic economies of Southern California, the San Francisco Bay Area, New York City and now Nevada; the commitment of our colleagues to outstanding relationship-driven, client-centric service; and state-of-the-art banking and wealth management capabilities.

Today, with our concentrated, strategic focus, more than $15 billion in bank assets and a talented team of more than 2,800 colleagues, City National provides its clients with a broad array of outstanding banking and investment solutions, ranging from business credit, cash management and international trade finance to jumbo home mortgage loans, private banking and investment services. Most of the bank's private and commercial banking clients use products from four or more of our seven product categories. Not many companies possess City National's extensive capabilities, and fewer still can deliver them from 15 local, full-service regional centers with the exceptional client service and excellent personnel that distinguish our company. And even fewer truly perform as trusted financial advisors, as City National's colleagues often do.

One reason for City National's strong execution is its pay-for-performance compensation philosophy, which is closely aligned with the interests of shareholders. This company makes it clear to its colleagues that consistent, quality earnings growth is also *The way up*® to their financial rewards. Earnings grew slowly last year, and reductions in incentive compensation – particularly at the Executive Committee level – reflect that fact.

City National's business strategy, capabilities and execution enable us to forge exceptionally strong long-term relationships with successful entrepreneurs, business owners, investors and professionals in some of the nation's largest and most significant urban communities, from San Diego to Los Angeles to the San Francisco Bay Area, and now from Las Vegas to Reno to New York.

Client loyalty at City National reflects the successful execution of its relationship model and value proposition. Half of City National's clients have been with the bank for at least 10 years. One-quarter of them have been doing business with City National for more than two decades. The bank's client retention and satisfaction rates are exceptionally strong.

Looking Forward

City National, the largest bank headquartered in Los Angeles, is stronger today than it's ever been and optimistic about its future. This year,

City National will open new offices in California, expand into Nevada, and strengthen and grow its client relationships through improved sales efforts and the continuing development of additional banking and wealth management products.

For all of its success over the years, City National still has a relatively small market share in large and growing markets. We believe there are many opportunities for continued growth – most importantly in California, which remains the bank's central focus.

California is the eighth largest economy in the world and a national leader in everything from entertainment to international trade, from tourism to technology, from manufacturing to agriculture, from professional services to creative design, and in its economic diversity and entrepreneurial drive. The 11 California counties that City National serves are home to more than 27 million people, 150,000 businesses and 500,000 millionaire households. Our company serves California through a growing and upgraded network of branch offices and regional centers, which we continue to expand and improve.

During the last two years, City National has opened or relocated seven banking offices in Los Angeles, Orange and San Diego counties. We have now largely completed the relocation of almost one-third of our organization into City National Plaza, the company's outstanding and very visible administrative headquarters in downtown L.A.

In 2007, City National will open two more California banking offices – one in Ontario and a new upgraded Century City regional office, consolidating two offices in that important business center. City National also is expanding into other attractive growing markets where we see connectivity to our clients and to California, as well as competitive opportunities.

Several years ago, City National opened a private banking office in New York City, initially to serve bicoastal and entertainment clients. The office has grown meaningfully, in part because today it also is serving professionals and reaching out to law firms, accounting firms, business managers and other businesses and individuals based in Manhattan.

Expanding into Nevada

City National's $167 million acquisition of Business Bank Corporation, the parent company of Business Bank of Nevada, is our ninth bank acquisition in 12 years. It is a great strategic fit for both companies, their clients and their communities.

At year-end 2006, Business Bank of Nevada had assets of $508 million, deposits of $457 million and loans of $389 million. Business Bank of Nevada has been one of Nevada's leading independent business banks, with seven branch offices, including three in Las Vegas. This merger brings the total number of City National's branch offices to 61 and the number of our full-service regional centers to 15.

The addition of Business Bank of Nevada gives City National the ability to serve businesses, entrepreneurs, professionals and investors in what has been the fastest-growing state in America for nearly two decades. Nevada has strong ties to the California markets and clients we serve. Prior to the acquisition, City National's real estate division already had built a $100 million loan portfolio in Nevada with both California- and Nevada-based clients. We expect those existing client relationships to grow as the result of this expansion into Nevada.

The Nevada clients of both banks will see a number of benefits from this merger, including much larger credit capabilities, outstanding private banking and wealth management services, state-of-the-art online cash management solutions and added convenience. The changes will become more visible once the computer systems are integrated and the signs are converted to City National in the second quarter of 2007.

We're particularly pleased that Business Bank of Nevada's talented leadership team has agreed to lead our Nevada expansion. The company's very effective CEO, John Guedry, will be responsible for our new Nevada region and serve as a member of City National's Executive Committee. In 2007, we will expand the capabilities of our new bank there by investing in additional Nevada colleagues and by opening two new offices in important Las Vegas locations.

As we focus on 2007, the economic outlook is, fortunately, reasonably good. In California, employment and personal income continue to rise, thanks in large part to continuing growth in the business services sector. Tourism is strong. So is international trade, with California exports continuing to rise. The entertainment, technology and manufacturing industries are doing reasonably well. Real estate sales have moderated, but home prices have held up for the most part and commercial rents and occupancy levels are reaching new highs.

In Nevada, the overall economy also remains strong. Employment continues to grow. Tourism is on the rise. (There were nearly 39 million visitors to Las Vegas alone last year.) Gaming revenue is up. While housing construction has slowed, the growth of residential sales and permits is still above the nationwide average. Commercial vacancy rates also have trended lower and the construction of commercial facilities is on the rise.

FOCUS

City National's capabilities are tailored to meet the financial needs and objectives – personal and business – of professionals, investors, entrepreneurs and their businesses.

In addition to expanding geographically, City National continues to invest in the development of new and more advanced capabilities, products and services. To help attract and better serve small and mid-size business clients, the company has steadily built a very strong cash management business that generates valuable deposit balances and recurring fee income.

Last year, City National launched City National E-Deposit, our excellent remote deposit capture capability, that offers businesses the convenience of processing checks and making deposits without ever leaving their offices. We will continue to market the product aggressively in 2007, using it as a means of securing, enhancing and adding client relationships that grow deposits. With this important product, clients can improve their cash flow, while saving both time and money. City National was one of the first California banks to roll out this product, and by the end of 2006, hundreds of our clients, including a number of new ones and some with out-of-state operations, were using this state-of-the-art capability. To date, more than $2 billion has been deposited into the bank through E-Deposit.

City National's significant and growing wealth management business is another important component of our commitment to meet all of our clients' personal and business financial needs as well as to grow City National's noninterest income.

Many of City National's clients accumulate considerable wealth and need outstanding professional investment advice and management. This organization can help them meet their investment needs through appropriate planning, asset allocation and diversification over a broad array of asset classes, principally through City National Asset Management, City National Securities and our nine asset management affiliates.

Collectively, City National and its affiliates manage or administer more than $48 billion of client investment assets. Since 2001, assets under management or administration have grown at a compound annual rate of 20 percent. Five years ago, City National managed or administred assets for only 8 percent of its banking clients. Today, the number is 14 percent. We expect to continue to significantly increase both the percentage and the depth of our investment management for clients over time.

The 2006 acquisition of Independence Investments expanded City National's asset management capabilities in the growing institutional market, and made a strong addition to our team of affiliated investment firms. Independence is a well-established, high-quality 24-year-old investment firm that manages approximately $8 billion of U.S. equities on behalf of institutional clients.

EXECUTION

Commitment to outstanding relationship-driven, client-centric service and state-of-the-art capabilities gives City National an edge over its competitors.

Underscoring City National's wealth management expertise, for the sixth year in a row, *Barron's* magazine named City National to its list of America's top wealth managers. City National's wealth management business has provided a reliable and dynamically growing income stream for our shareholders. It accounts for most of the company's noninterest income growth. We are committed to the business and believe we can continue to grow it for the benefit of both our clients and shareholders.

California's share of world trade is growing, and we continue to add resources and capabilities to take advantage of emerging opportunities and to provide our clients with what they need in the global economy. International banking services fees rose 13 percent in 2006 and will be an ongoing source of noninterest income moving forward. The bank's strong international team has expanded and enhanced its export finance capabilities and bolstered its ties with the U.S. Export-Import Bank.

In 2006, we also formed an important, exclusive cooperative alliance with the Bank of East Asia, the largest independent bank headquartered in Hong Kong, with extensive contacts and offices in China. This new relationship enables the clients of both companies to take better advantage of growing commercial opportunities in and between China and the United States.

In addition to expanding into select markets and facilities and strengthening our capabilities, City National continues to make the investments necessary to protect credit quality; enhance risk management and compliance; attract, incentivize and retain the best bankers and wealth managers in the business; and reach out aggressively to existing and potential clients.

Appreciation

As always, so many people contributed to City National's success in 2006 – far more than we can name here – and we express our deep appreciation to all of them. We particularly want to thank our outstanding Boards of Directors and Executive Committee, whose many contributions and wise counsel we value greatly.

We also want to welcome to the Boards of both City National Bank and City National Corporation their three newest members. These individuals bring a strong variety of experiences, expertise and perspectives to City National. They are: Linda Griego, a successful Los Angeles entrepreneur and civic leader with significant experience in banking and on boards of directors; Ash Israni, a very successful entrepreneur based in San Diego, with a wide range of real estate holdings throughout California; and Bruce Rosenblum, president of the Warner Bros. Television Group, who oversees Warner's worldwide television production, distribution and broadcast network businesses.

Special thanks are also due to City National's remarkable clients – the thousands of talented entrepreneurs, professionals, investors and business owners who inspire and enrich our society with their energy and imagination, their commitment and their contributions. We are proud to support their accomplishments.

City National's success is, of course, particularly attributable to our 2,800 outstanding colleagues. We appreciate the dedication, effectiveness and integrity they bring to this company and its clients every day.

City National's success for more than half a century also is a reflection of the economic vigor and quality of life that can be found in the many robust and diverse communities we serve. We support these communities through lending, financial services, investments, economic development initiatives, job creation and philanthropy.

Importantly, many of our colleagues also contribute their time, resources and efforts to the communities we serve. In 2006, City National continued to promote childhood literacy through its *Reading is The way up* program. Since launching this program in 2002, City National has donated more than 20,000 books to California elementary school libraries, contributed $1.8 million in education grants, and helped open nearly 20 new elementary school libraries through The Wonder of Reading, a remarkable nonprofit literacy organization in Los Angeles. *Reading is The way up* also has enabled many colleagues to volunteer their time in local schools and introduced hundreds of children to the joy of reading and the expansion of knowledge. City National is pleased to invest in and remains committed to the education of children – our most precious resource and obligation.

City National also tries to conserve natural resources and protect the environment. Last year, for example, City National recycled more than 100,000 pounds of paper, and since 2003 the company has contributed more than $1 million to protect air quality by encouraging colleagues and providing incentives to use public transportation. City National Plaza is outfitted with many energy-saving devices and employs eco-friendly policies as we continue to find ways to reduce our energy consumption and moderate responsibly our overall impact on the environment. This annual report is printed on recycled paper, as are the majority of our marketing materials. In 2007, we intend to extend our commitment to protecting the environment by reaching out to our clients and suppliers with advice and assistance to facilitate their environmental efforts through our new *Green Ladder* program.

City National maintains and strengthens its community ties with advice and assistance from a network of advisory boards that bring together clients plus outstanding local business and civic leaders. We value their participation and advice greatly. This year, we created two new boards – one to further enhance our knowledge and presence in the entertainment industry and another that will help us to better serve California's large entrepreneurial Hispanic community. We thank the dedicated members of all of our advisory boards for their counsel and support.

Finally, we want to express our gratitude to you – the shareholders – for the confidence you have placed in City National. Our entire organization is fiercely determined to retain and enhance your confidence by continuing to deliver quality earnings growth and building superior shareholder value in the years ahead. Looking forward, City National will build upon its great base and reach further toward its full potential as the premier private and business bank in California and beyond.

Sincerely,



Russell Goldsmith
President and CEO
City National Corporation
Chairman and CEO
City National Bank



Bram Goldsmith
Chairman
City National Corporation

March 1, 2007

EARNINGS PER DILUTED SHARE

(Consistent Basis) ($)

Earnings per diluted share reached $4.66 in 2006, for a five-year compound annual growth rate of 9.5 percent.



5
4
3
2
1
$0
02
03
04
05
06

REVENUE GROWTH

(Consistent Basis) ($ Millions)

City National's revenue grew to $848 million in 2006. Noninterest income last year reached 29 percent of total revenue – a new high-water mark for the company.



Net Interest Income
Noninterest Income
Net Income
800
600
400
200
$0
02
03
04
05
06

AVERAGE LOANS

($ Billions)

Loan growth in 2006 was robust. Average balances grew 12 percent to nearly $10 billion, led by double-digit increases in commercial and residential loans.



Commercial
Real Estate Construction and Commercial Mortgages
Residential First Mortgages
Equity Lines of Credit
Other
10
8
6
4
2
$0
02
03
04
05
06

AVERAGE DEPOSITS

($ Billions)

Low-cost core deposits amounted to 85 percent of average balances. As a result, the company's cost of funds remained significantly lower than the average of America's 50 largest banks.



Core
Other
12
10
8
6
4
2
$0
02
03
04
05
06

ASSETS UNDER MANAGEMENT OR ADMINISTRATION

($ Billions)

Assets under management have more than tripled in five years, while assets under management or administration have grown at a compound annual rate of 20 percent to more than $48 billion.



Administration
Management
50
40
30
20
10
$0
02
03
04
05
06

TOTAL CORPORATE ASSETS

($ Billions)

Total assets reached $14.9 billion in 2006 – an increase of more than 25 percent since 2002.



15
12
9
6
3
$0
02
03
04
05
06

CONDENSED CONSOLIDATED STATEMENT OF INCOME

In thousands, except per share data[1]	For the year ended December 31, 2006	2005	2004
Interest income	$ 826,294	$ 716,276	$ 602,083
Interest expense	220,405	106,125	58,437
Net interest income	605,889	610,151	543,646
Provision for credit losses	(610)	–	–
Net interest income after provision for credit losses	606,499	610,151	543,646
Noninterest income	242,564	210,465	186,507
Noninterest and minority interest expense	482,177	444,060	400,402
Income before taxes	366,886	376,556	329,751
Income taxes	133,363	141,821	123,429
Net income	$ 233,523	$ 234,735	$ 206,322
Net income per share, basic	$ 4.82	$ 4.77	$ 4.21
Net income per share, diluted	$ 4.66	$ 4.60	$ 4.04
Shares used to compute net income per share, basic	48,477	49,159	48,950
Shares used to compute net income per share, diluted	50,063	51,062	51,074
Dividends per share	$ 1.64	$ 1.44	$ 1.28

CONDENSED CONSOLIDATED BALANCE SHEET

Dollars in thousands[1]	December 31, 2006	2005
Assets		
Cash and cash equivalents	$ 611,054	$ 563,020
Securities[2]	3,102,279	4,011,845
Net loans	10,230,663	9,111,619
Other assets	940,385	895,376
Total assets	$ 14,884,381	$ 14,581,860
Liabilities and Shareholders' Equity		
Deposits	$ 12,172,816	$ 12,138,472
Borrowings	1,007,845	785,317
Other liabilities and minority interest	212,805	200,063
Total liabilities and minority interest	13,393,466	13,123,852
Shareholders' equity	1,490,915	1,458,008
Total liabilities and shareholders' equity	$ 14,884,381	$ 14,581,860

[1] *Certain prior period balances have been reclassified to conform to the current period presentation.*

[2] *Includes trading account securities.*

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Dollars in thousands	2006	2005
Beginning balance, December 31	$ 1,458,008	$ 1,348,535
Adjustment to initially apply Staff Accounting Bulletin No. 108	(10,174)	–
Balance, January 1	1,447,834	1,348,535
Net income	233,523	234,735
Other comprehensive income (loss), net of tax	10,165	(50,199)
Issuance of shares for stock options and restricted shares	18,146	26,711
Stock-based employee compensation expense	12,105	4,111
Tax benefit from stock options	9,959	9,959
Repurchased shares, net	(160,691)	(44,596)
Cash dividends	(80,126)	(71,248)
Ending balance	$ 1,490,915	$ 1,458,008

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	For the year ended December 31,		
Dollars in thousands	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$ 233,523	$ 234,735	$ 206,322
Adjustments to net income	(88,773)	55,702	(4,765)
Net cash provided by operating activities	144,750	290,437	201,557
Cash Flows from Investing Activities			
(Purchases) and sales or maturities of securities, net	1,010,052	34,142	(781,843)
Loan originations, net of principal collections	(1,120,403)	(784,325)	(611,445)
Other, net	(37,952)	(36,884)	(21,108)
Net cash used by investing activities	(148,303)	(787,067)	(1,414,396)
Cash Flows from Financing Activities			
Net increase in deposits	34,344	151,557	1,049,852
Net increase in borrowings	229,955	83,413	25,447
Cash dividends paid	(80,126)	(71,248)	(62,926)
Other, net	(132,586)	(7,926)	(2,870)
Net cash provided by financing activities	51,587	155,796	1,009,503
Net increase (decrease) in cash and cash equivalents	48,034	(340,834)	(203,336)
Cash and cash equivalents at beginning of year	563,020	903,854	1,107,190
Cash and cash equivalents at end of year	$ 611,054	$ 563,020	$ 903,854

DATA ON COMMON STOCK

The principal market for the corporation's common stock, where it is listed and trades under the symbol "CYN," is the New York Stock Exchange. Information concerning the range of high and low sales prices for the corporation's common stock, and the dividends declared, for each quarterly period within the past two fiscal years, is set forth below.

Quarter Ended	High	Low	Dividends Declared
2006			
March 31	$78.25	$71.95	$0.41
June 30	78.25	60.02	0.41
September 30	68.41	63.69	0.41
December 31	71.29	65.34	0.41
2005			
March 31	$71.35	$67.49	$0.36
June 30	72.90	66.84	0.36
September 30	76.10	68.42	0.36
December 31	75.12	66.39	0.36

STOCKHOLDER RETURN GRAPH

CITY NATIONAL CORPORATION TOTAL RETURN PERFORMANCE


200
150
100
50
INDEX VALUE
City National Corporation
S&P 500
SNL $10B+ Bank Index
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

Index	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
	Period Ending					
City National Corporation	100.00	95.38	137.36	159.44	166.80	167.79
S&P 500	100.00	68.76	103.67	113.16	115.57	127.58
SNL $10B+ Bank Index	100.00	89.72	120.71	134.19	136.42	160.27

Source: SNL Financial LC, Charlottesville, VA ©2007; Standard & Poor's Web site. Used with permission from standardandpoors.com.

The stockholder return graph compares the total cumulative stockholder return on the Corporation's common stock to the total cumulative returns of the Standard & Poor's 500 Index and the SNL $10+ Billion Bank Index. Each line on the stockholder return graph assumes that $100 was invested in the Corporation's common stock and the respective indices on December 31, 2001, and assumes quarterly reinvestment of all dividends. The total cumulative returns shown on the stockholder return graph reflect historical results only and are not necessarily indicative of future results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


KPMG

The Board of Directors and Shareholders of City National Corporation:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of City National Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented herein); and in our report dated February 27, 2007, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

As discussed in Note 8 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 158, Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans, as of December 31, 2006. As discussed in Note 9 to the consolidated financial statements, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004), Share-Based Payment, on January 1, 2006. As discussed in Note 13 to the consolidated financial statements, the Company adopted the provisions of SEC Staff Accounting Bulletin (SAB) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, as of December 31, 2006.

KPMG LLP

Los Angeles, California
February 27, 2007

FORM 10-K

Shareholders also receive the corporation's Annual Report on Form 10-K for the year ended December 31, 2006, which is filed with the Securities and Exchange Commission and includes our financial statements. If you request, we will send a copy to you without charge. The Annual Report on Form 10-K includes a list of exhibits filed with the Securities and Exchange Commission, but does not include the exhibits. If you wish to receive copies of the exhibits, we will send them to you upon payment of our expenses for doing so. Please write to: Investor Relations, City National Bank, 555 S. Flower Street, 9th Floor, Los Angeles, CA 90071. You also may send your request by facsimile to (213) 673-7646 or by e-mail to investor_relations@cnb.com.

City National (a) has filed the CEO/CFO certification required by Section 302 of the Sarbanes-Oxley Act of 2002 as an Exhibit to its Form 10-K for the year ended December 31, 2006, (b) has submitted to the NYSE the 2006 Annual CEO Certification regarding compliance with the NYSE corporate governance listing standards and (c) has provided in its Form 10-K for the year ended December 31, 2006 (i) a report of management on the company's internal control over financial reporting containing management's assessment that as of December 31, 2006, City National's internal control over financial reporting is effective based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and (ii) KPMG's Report of Independent Registered Public Accounting Firm expressing an unqualified opinion on management's assessment of City National's internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

BOARD OF DIRECTORS

Bram Goldsmith
Chairman of the Board
City National Corporation

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
President and
Chief Executive Officer
City National Corporation

Christopher J. Warmuth
President
City National Bank
Executive Vice President
City National Corporation

Richard L. Bloch
Partner
CLB Partners

Kenneth L. Coleman
Chairman
Accelrys, Inc.

Linda Griego
President and
Chief Executive Officer
Griego Enterprises, Inc.

Ashok Israni
President and Chairman
Pacifica Companies

Michael L. Meyer
Chief Executive Officer
Michael L. Meyer Company

Ronald L. Olson
Partner
Munger, Tolles & Olson, L.L.P.

Bruce Rosenblum
President
Warner Bros. Television Group

Peter M. Thomas
Managing Partner
Thomas & Mack Company

Kenneth Ziffren
Partner
Ziffren, Brittenham, Branca, Fischer,
Gilbert-Lurie, Stiffelman, Cook,
Johnson, Lande & Wolf, L.L.P.

EXECUTIVE COMMITTEE

Russell Goldsmith
Chairman of the Board and
Chief Executive Officer
City National Bank
President and
Chief Executive Officer
City National Corporation

Bram Goldsmith
Chairman of the Board
City National Corporation

Christopher J. Warmuth
President
City National Bank
Executive Vice President
City National Corporation

Christopher J. Carey
Executive Vice President and
Chief Financial Officer
City National Bank and
City National Corporation

John Beale
Executive Vice President and
Chief Information Officer

George H. Benter, Jr.
Vice Chairman
City National Bank

Robert Brant
Executive Vice President
Northern California

Richard Byrd
Executive Vice President
Wealth Management

Michael B. Cahill
Executive Vice President,
General Counsel and
Secretary
City National Bank and
City National Corporation

Kevin P. Dunigan
Executive Vice President
Core Banking

Kate Dwyer
Executive Vice President
Human Resources

Brian Fitzmaurice
Executive Vice President
Chief Credit Officer

Mark Forbes
Executive Vice President
Real Estate

John Guedry
Executive Vice President
Nevada

Dallas Haun
Executive Vice President
California Commercial and
Private Banking

Martha Henderson
Executive Vice President
Entertainment

Gwen Miller
Executive Vice President
Westside Region

Thomas R. Miller
Executive Vice President
Marketing

John Pedersen
Executive Vice President and
Senior Risk Management
Officer
City National Bank and
City National Corporation

T. Richard Shier
Executive Vice President
Operations Services

INDUSTRY SPECIALTIES AND SERVICES

ENTERTAINMENT

Martha Henderson, EVP
Manager
(310) 888-6200

Mary Yoel, SVP
Assistant Manager
(310) 888-6200

REAL ESTATE

Mark Forbes, EVP
Manager
(310) 888-6500

SPECIALTY BANKING

Robert Iritani, SVP
Manager
(213) 673-9010

Agribusiness

Jim Ramirez, SVP
(213) 673-8808

Corporate Banking

Steve Sloan, SVP
(213) 673-9011

Franchise Finance Mortgage Warehousing

Michael Tyminski, SVP
(213) 673-8711

Specialty Deposits

Phil Petrozzi, SVP
(714) 228-7720

SPECIALIZED SERVICES

Asset Based Lending

Leslie Reuter, SVP
(213) 673-8910

Cash Management

Nadilee Russell, SVP
(213) 673-9393
(415) 576-2761

Community Reinvestment

Sal Mendoza, VP
(213) 673-9613

Equipment Leasing

David Maurer, SVP
(213) 673-8929

Government Lending

Anthony Fahr, SVP
(213) 673-8181
(800) 722-5945

Income Property/Mortgage Banking Services

Allen Matchie, SVP
(213) 673-8877

International

Mark Mayers, SVP
(213) 673-8616
(415) 576-2520

Technology Banking

Chris Coleman, SVP
(650) 812-8307

Wine Industry

Mark Brody, SVP
(415) 576-2726

INVESTMENT SERVICES

City National Asset Management

Richard A. Weiss
Executive Vice President and Chief Investment Officer
(310) 888-6314

City National Securities, Inc., Member NASD/SIPC

Michael Nunnelee
(800) 280-1464

Convergent Capital Management LLC

Richard H. Adler
President and Chief Executive Officer
(312) 444-6000

REGIONAL CENTERS

CALIFORNIA

City National Center, Beverly Hills

Gwen Miller, EVP
Westside Region
(310) 888-1037

Kevin McCarthy, SVP
Private and Commercial Banking Services
(310) 888-6126

Paige Serden, SVP
Real Estate
(310) 888-6473

Century City Regional Center

Barbara Van Wormer, SVP
Private and Commercial Banking Services
(310) 282-2929

Inland Empire Regional Center, Riverside

Breck Fleming, SVP
Commercial and Private Banking Services
(951) 276-8881

Ontario
(909) 476-7990

Long Beach Regional Center

James E. Haney, Jr., SVP
Los Angeles Metro
(213) 673-8736

Kevin Campbell, SVP
Commercial and Private Banking Services
(562) 624-8648

Los Angeles Regional Center

James E. Haney, Jr., SVP
Los Angeles Metro
(213) 673-8736

Denise Woodruff, SVP
Private Banking Services
(213) 673-8767

John Merhaut, SVP
Commercial Banking Services
(213) 673-8712

John Finnigan, SVP
Real Estate
(213) 673-8888

Oakland Regional Center

Jean Marcuzzo, VP
Private Banking Services
(510) 287-3152

Craig Fendel, VP
Commercial Banking Services
(510) 287-3184

Orange County Regional Center, Irvine

Thomas B. Rogers, EVP
Southern Region
(949) 223-4055

Carla Furuno, SVP
Private Banking Services
(949) 223-4047

Craig Caliger, SVP
Commercial Banking Services
(949) 223-4078

Jeffery Jenkins, SVP
Real Estate
(949) 724-4180

Christine Borrelli, SVP
North Orange County
(714) 228-7726

Palo Alto Regional Center

Chris Coleman, SVP
Commercial and Private Banking Services
(650) 812-8307

Fremont
(510) 574-1924

San Diego Regional Center, La Jolla

Lucy von Buttlar, SVP
Private Banking Services
(858) 642-4913

Stephen Cusato, SVP
Commercial Banking Services
(858) 642-4970

Jeffrey D. Stites, SVP
Real Estate
(858) 642-4974

San Fernando Valley Regional Center, Sherman Oaks

Scott Aney, SVP
San Fernando Valley/Ventura County
(818) 382-1506

Leslie Reuter, SVP
Commercial and Private Banking Services
(818) 382-1507

San Francisco Regional Center

Robert Brant, EVP
Northern California
(415) 576-2775

David M. Lawrence, SVP
Private Banking Services
(415) 576-2784

Mark Brody, SVP
Commercial Banking Services
(415) 576-2726

Ventura County Regional Center, Oxnard

Scott Aney, SVP
San Fernando Valley/Ventura County
(818) 382-1506

Walnut Creek Regional Center

Jean W. Blomberg, SVP
Private Banking Services
(925) 274-2762

Arlene Gould, SVP
Commercial Banking Services
(925) 274-5120

Mary Bowman, SVP
Real Estate
(925) 274-2793

NEVADA

Las Vegas Regional Center

John Guedry, EVP
Nevada
(702) 952-4430

Paul Workman, SVP
Southern Nevada
(702) 952-4440

Jerry Gregory, SVP
Northern Nevada
(775) 885-1220

NEW YORK

New York Regional Center

Richard V. McCune, SVP
Entertainment
(917) 322-5200

Robin S. Balding, SVP
Legal and Private Banking Services
(917) 322-5200

BANKING OFFICES

CALIFORNIA

Alameda County

Fremont
Diane Hensley, VP
(510) 574-1900

Oakland*
Matt Ching, VP
(510) 287-3140

San Leandro
Mike LeVien, VP
(510) 347-3410

Contra Costa County

Walnut Creek*
Kevin Louie, VP
(925) 274-2740

Los Angeles County

Beverly Hills*
Erich Klein, SVP
(310) 888-6000

Burbank
Anna Markarian, VP
(818) 238-2400

Century City
Barbara Villalpando, VP
(310) 888-6850

Century City-Plaza Towers*
A.J. Kroener, VP
(310) 282-7800

Chatsworth
Affie Conolly, VP
(818) 773-4440

City of Commerce
Patty Spencer, VP
(323) 838-4000

City of Industry
Teresa Granados, VP
(562) 463-2000

Encino
Monika Rye, VP
(818) 905-4100

Glendale
Mirna Batarseh, VP
(818) 265-5620

Long Beach-Golden Shore*
Victoria Rodriguez, VP
(562) 624-8600

Long Beach-Marina
Mayra Martinez, VP
(562) 936-5800

Los Angeles Airport
Catherine Wachter, VP
(310) 342-4500

Los Angeles-Bunker Hill
Scott Kunitz, VP
(213) 253-4366

Los Angeles-
City National Plaza*
Sara Buenabad, VP
(213) 673-9909

Los Angeles-Fairfax
Fernando Linares, VP
(323) 634-7200

Los Angeles-
Olympic/Burlington
Elaine Halbert, VP
(213) 427-5357

Los Angeles-
Pershing Square
Elaine Halbert, VP
(213) 347-2200

Pasadena
Cameronne Mosher, VP
(626) 432-7100

Santa Monica
Nicolette Schwartz, VP
(310) 264-2900

Sherman Oaks*
Peggy Hiestand, VP
(818) 382-1400

Studio City
Kathleen Atkinson, VP
(818) 487-7500

Studio City
Convenience Center
Kathleen Atkinson, VP
(818) 487-7500

Sun Valley
Randy Guerrero, VP
(818) 252-3020

Torrance
Shonda Jasso, VP
(310) 793-5700

Universal City
Annie Tabakian, VP
(818) 487-1040

Valencia
(661) 291-3166

West Hollywood
Jeri O'Shea, VP
(310) 888-6800

West Los Angeles
Nancy Smylie, VP
(310) 445-3640

Westwood
Michael Gintz, SVP
(310) 888-6950

Woodland Hills
Brian Fitzwilliam, SVP
(818) 227-4300

Orange County

Anaheim
Lynda Goodell, VP
(714) 704-4944

Irvine
Jennifer Bushnell, VP
(949) 862-7000

Irvine-Orange County Airport*
Karyn Cecchini, VP
(949) 223-4004

La Palma
Marla Young, VP
(714) 228-7700

Los Alamitos
Tony Montenegro, VP
(562) 936-5840

Newport Beach
Bob Johnson, VP
(949) 718-4466

South Orange County
Chris Brahney, VP
(949) 754-1500

Riverside County

Riverside*
Karen Carver, VP
(951) 276-8800

San Bernardino County

Ontario
(909) 476-7980

San Diego County

Carlsbad
Dilek Isbilen, VP
(760) 918-2140

La Jolla*
Barbara Eltzroth, VP
(858) 642-4900

San Diego
Penny Duane, VP
(619) 238-7460

San Francisco County

San Francisco*
Joe Sedillo, VP
(415) 576-2700

San Mateo County

Burlingame
Ricardo Ortiz, VP
(650) 696-6400

Santa Clara County

Palo Alto*
Chris Wall, VP
(650) 812-8300

Ventura County

Camarillo
Lenita Andres, VP
(805) 384-2100

Oxnard*
Carmen Ramos-Soriano, VP
(805) 981-2700

Ventura
Jason Arnold, VP
(805) 677-4200

Westlake Village
Kim Lombardo, VP
(805) 777-8740

NEVADA

Carson County

Carson City
Lori Haney, VP
(775) 885-1220

Clark County

Cheyenne
Celeste Putt, VP
(702) 952-5922

Hughes Center†
Wayne Warren, SVP
(702) 952-4484

Summerlin Centre†
Floy Davis, VP
(702) 952-5969

Tenaya
Floy Davis, VP
(702) 952-4472

Tropicana
Dean Collins, VP
(702) 952-4487

Twain*
Tom Powers, VP
(702) 952-4460

Douglas County

Carson Valley
Pamela Pugliese, VP
(775) 885-1224

Washoe County

McCarran
Stephanie Gasway, VP
(775) 885-1232

NEW YORK

New York*
Frank Troutman, SVP
(917) 322-5200-

---

* *Banking office is located in a City National Regional Center. Regional Centers are full-service financial centers that provide clients with access to the bank's full array of services, including personal banking, business banking and wealth management, as well as industry-specific services.*

† *Opening in 2007.*

City National is California's Premier Private and Business Bank,®
providing entrepreneurs, professionals, their businesses and their families
with complete financial solutions on *The way up.*

City National Corporation
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210


CITY NATIONAL BANK
The way up.

We believe in the power of the entrepreneur.SM

This annual report containing recovered and post-consumer fiber is just one example of City National's commitment to responsible stewardship of the environment.


LENDER

Member FDIC

END

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